Exhibit 12.01

Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2012	2011	2010	2009	2008

Earnings:
Pre-tax income	$374.9	$381.2	$326.7	$290.4	$195.4
Add: Fixed charges	129.6	123.3	110.9	104.0	85.2
Subtotal	504.5	504.5	437.6	394.4	280.6

Subtract:
Allowance for borrowed funds used during construction	3.5	10.4	5.5	8.3	4.0
Total earnings	501.0	494.1	432.1	386.1	276.6

Fixed Charges:
Interest on long-term debt	124.2	118.7	104.7	96.5	67.3
Interest on short-term debt and other interest charges	3.9	3.3	4.2	5.4	15.8
Calculated interest on leased property	1.5	1.3	2.0	2.1	2.1
Total fixed charges	$129.6	$123.3	$110.9	$104.0	$85.2

Ratio of Earnings to Fixed Charges	3.87	4.01	3.90	3.71	3.25